Mercedes-Benz Auto Lease Trust 2021-A
Investor Report
Collection Period Ended   31-Jul-2021

Amounts in USD

Dates

Collection Period No.	7			
Collection Period (from... to)	1-Jul-2021	31-Jul-2021		
Determination Date	12-Aug-2021			
Record Date	13-Aug-2021			
Payment Date	16-Aug-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2021	16-Aug-2021	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 8/15/2021	15-Jul-2021	15-Aug-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	245,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	490,000,000.00	433,994,383.07	389,918,570.92	44,075,812.15	89.950637	0.795752
Class A-3 Notes	428,000,000.00	428,000,000.00	428,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,860,000.00	110,860,000.00	110,860,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,273,860,000.00**	**972,854,383.07**	**928,778,570.92**	**44,075,812.15**		
Overcollateralization	216,039,733.86	234,659,208.08	234,659,208.08			
Total Securitization Value	**1,489,899,733.86**	**1,207,513,591.15**	**1,163,437,779.00**			
present value of lease payments	611,000,074.64	428,139,314.65	403,586,597.06			
present value of Base Residual Value	878,899,659.22	779,374,276.50	759,851,181.94			

	Amount	Percentage
Initial Overcollateralization Amount	216,039,733.86	14.50%
Target Overcollateralization Amount	234,659,208.08	15.75%
Current Overcollateralization Amount	234,659,208.08	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.146940%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.180000%	65,099.16	0.132855	44,140,911.31	90.083492
Class A-3 Notes	0.250000%	89,166.67	0.208333	89,166.67	0.208333
Class A-4 Notes	0.320000%	29,562.67	0.266667	29,562.67	0.266667
Total		**183,828.50**		**$44,259,640.65**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,415,404,747.17**	**1,133,018,604.46**	**1,088,942,792.31**

Available 2021-A Collections

Lease Payments Received	22,897,749.88
Net Sales Proceeds-early terminations (incl Defaulted Leases)	19,887,867.40
Net Sales Proceeds-scheduled terminations	12,678,992.79
Excess wear and tear included in Net Sales Proceeds	14,221.48
Excess mileage included in Net Sales Proceeds	37,546.18
Subtotal	**55,464,610.07**
Repurchase Payments	48,944.32
Advances made by the Servicer	0.00
Investment Earnings	520.06
Total Available Collections	**55,514,074.45**

Distribution on the Exchange Note

(1) Total Servicing Fee	1,006,261.33
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.33%)	311,580.12
(3) Exchange Note Principal Distributable Amount	44,075,812.15
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	10,120,420.85
Total Distribution	**55,514,074.45**

Available Funds ABS Notes

Total Exchange Note Payments	44,387,392.27
Reserve Account Draw Amount	0.00
Total Available Funds	**44,387,392.27**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	183,828.50
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	44,075,812.15
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	127,751.62
Total Distribution	**44,387,392.27**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,006,261.33	1,006,261.33	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	183,828.50	183,828.50	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	65,099.16	65,099.16	0.00
thereof on Class A-3 Notes	89,166.67	89,166.67	0.00
thereof on Class A-4 Notes	29,562.67	29,562.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	183,828.50	183,828.50	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	44,075,812.15	44,075,812.15	0.00
Principal Distribution Amount	44,075,812.15	44,075,812.15	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,724,749.33
Reserve Fund Amount - Beginning Balance	3,724,749.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.63
minus Net Investment Earnings	31.63
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,724,749.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.63
Net Investment Earnings on the Exchange Note	
Collection Account	488.43
Investment Earnings for the Collection Period	520.06

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,489,899,733.86	35,662
Securitization Value beginning of Collection Period	1,207,513,591.15	30,766
Principal portion of lease payments	16,484,510.35	
Terminations- Early	16,006,478.37	
Terminations- Scheduled	10,267,158.07	
Repurchase Payment (excluding interest)	48,944.32	
Gross Losses	1,268,721.04	
Securitization Value end of Collection Period	1,163,437,779.00	29,868

Pool Factor	78.09%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.68%
Weighted Average Remaining Term (months)	25.29	20.50
Weighted Average Seasoning (months)	13.33	18.30
Aggregate Base Residual Value	1,003,544,881.25	842,514,996.02
Cumulative Turn-in Ratio		52.09%
Proportion of base prepayment assumption realized life to date		106.07%
Actual lifetime prepayment speed		0.59%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,161,151,182.44	29,818	99.80%
31-60 Days Delinquent	1,634,883.55	34	0.14%
61-90 Days Delinquent	549,255.83	13	0.05%
91-120 Days Delinquent	102,457.18	3	0.01%
Total	1,163,437,779.00	29,868	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.056%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	727,438.38	21	5,628,386.08	145
Liquidation Proceeds	742,918.60		5,738,206.26	
Recoveries	700.00		255,628.23	
Principal Net Credit Loss / (Gain)	(16,180.22)		(365,448.41)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.016)%
Prior Collection Period	0.007 %
Second Prior Collection Period	(0.119%)
Third Prior Collection Period	(0.151%)
Four Month Average	(0.070)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.025)%

Average Net Credit Loss / (Gain)   (2,520.33)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	26,814,919.10	876	175,485,009.16	5,643
Sales Proceeds and Other Payments Received	31,693,759.67		206,950,156.14	
Residual Loss / (Gain)	(4,878,840.57)		(31,465,146.98)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(4.939)%
Prior Collection Period	(5.980%)
Second Prior Collection Period	(5.127%)
Third Prior Collection Period	(4.694%)
Four Month Average	(5.185)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (2.112)%

Average Residual Loss / (Gain)   (5,575.96)